Exhibit 12.1

RED MOUNTAIN RESOURCES INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Nine Months Ended February 28,	Year Ended May 31,
	2013	2012	2011
	(unaudited)
Earnings available for fixed charges:
Loss before income taxes	$(10,339)	$(12,432)	$2,802
Interest expense, net (1)	2,310	2,097	228
Portion of rent expense representing interest	3	2	—

	(8,026)	(10,333)	3,030
Fixed charges:
Interest expense, net (1)	2,310	2,097	228
Portion of rent expense representing interest	3	2	—

Total fixed charges	2,313	2,099	228
Ratio of earnings to fixed charges	—	—	13.3
Coverage deficiency	10,339	12,432	—

(1)	Includes a nominal amount for amortized loan costs for the nine months ended February 28, 2013 and for the twelve months ended May 31, 2012 and 2011.